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04035372

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Curlew Lake Resources

*CURRENT ADDRESS

PROCESSED
JUL 12 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1978 FISCAL YEAR 1-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 7/12/04

File No.: 82-1978

Curlew
Lake Resources Inc.

ARIS
1-31-04

CWQ-TSX Venture Exchange

2003-2004 Annual Report

A Junior Oil /Gas and Precious Metals Company

CORPORATE PROFILE

Curlew Lake Resources Inc. is an independent oil and natural gas, and precious metals, exploration, development and production company with operations in western Canada and the United States. Management has undertaken to maximize shareholder value through a combination of participation in low-risk development and acquisition of oil and gas properties, as well as participation in high-risk, high potential, exploration projects in both energy and precious metal projects. The Company's common shares are listed on the TSX Venture Exchange under the symbol CWQ.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Shareholders will be held at Computershare Trust Company of Canada, 3rd Fl 510 Burrard Street, Vancouver, British Columbia on Friday, July 23, 2004 p.m. pacific time.

CONTENTS

ABBREVIATIONS

BBL	Barrels of oil or natural gas liquids	BOPD	Barrels of oil per day
BCF	One billion cubic feet	MCF	Thousands of cubic feet
BOE	Barrels of oil equivalent (10,000 cubic feet of natural gas being equivalent to one barrel of oil)	MMCF	Millions of cubic feet
		MMCFD	Millions of cubic feet per day
		MSTB	Thousand stock tank barrels
BOEPD	Barrels of oil equivalent per day	NGL	Natural gas liquids

CURLEW LAKE RESOURCES INC.

2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") of the financial condition and results of operations of Curlew Lake Resources Inc. ("Curlew Lake Resources" or the "Company"), should be read in conjunction with the audited consolidated financial statements for the year ending January 31, 2004

FINANCIAL HIGHLIGHTS

	2004	2003	2002
Revenue	$ 35,734	$ 3,550	$ 12,749
Cash flow from operations attributable to common shareholders (1)	(178,977)	(127,374)	75,668
Loss attributable to common shareholders	$ (227,830)	$ (958,857)	$ (241,543)
Per common share – basic & diluted	(.01)	(.03)	.002
Total Assets	$ 1,683,090	$ 1,915,270	$ 2,783,996
Long Term Liabilities	$ 215,289	$ 212,932	$ 235,076

	2004	2003	2002
Loss attributable to common shareholders	$ (227,830)	$ (958,857)	$ (241,543)
Non-cash items:			
Stock Based Compensation	72,451	0	0
Write-down, depletion, depreciation and amortization	19,334	781,073	30,754
Cash flow from operations less Non-cash items attributable to common shareholders	$ (136,043)	$ (177,784)	$ (210,789)

(1) Cash flow from operations attributable to common shareholders is a non-GAAP term that represents net earnings attributable to common shareholders adjusted for non-cash items. The Company evaluates its performance based on net earnings and cash flow from operations. The Company considers cash flow a key measure as it demonstrates the Company's ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

Cash flow in 2004 showed improvement over prior year. Negative cash flow from operations less Non-cash items attributable to common shareholders decreased 23% from prior year to ($136K) for year ending January 31, 2004. Net Loss declined 76% due in part to a prior year write-down. The increase in net earnings and cash flow for year ending January 31, 2004 was also a result of production coming on stream in 2004, which was also impacted by higher commodity prices. The increased production volume was associated with project development in the Turner Valley area. The decrease in Total Asset during fiscal year 2004 was related to a transaction, resulting in the forgiveness of accounts payable in which was applied against the capitalized cost of the Turner Valley Oil Project.

OPERATIONAL DISCUSSION

In the past year, the Company began receiving cash flow from oil and natural gas operations in the Turner Valley area of Alberta. Cash flow has been below expectations to date due to regulatory and environmental delays in licensing new pipelines in the area, resulting in restricted production from three producing wells and the delay of commencement of production from another well. Our operating partners report these problems should be resolved this year.

Recently acquired mineral properties have not been explored. As exploration progresses and results warrant the expenditure, scientific and technical reports by qualified parties will be compiled and disclosed in compliance with National Instrument 43-101.

Several independent reports have provided preliminary data on the exploration/development work in the Turner Valley:

Report 1: A well bore assessment report of the IMP Berkley Turner Valley 2-21-21-3 W5M discovery well, prepared by an independent consulting firm has indicated 15.4 metres (50.5 feet) of gas zone and 15.5 metres (50.85 feet) of underlying oil column in this wellbore. This report is only a wellbore evaluation, and the required data for a complete assessment is not available at this time.

Report 2: An evaluation report prepared by Martin & Brusset Associates deals with three spacing units (1.5 sections out of 4 sections). This report has determined 11.3 metres (37 feet) of gas pay and 13.5 metres (44.3 feet) of underlying oil pay in the Imperial 2-21 wellbore.

Report 3: A recent Martin & Brusset Associates engineering evaluation report on the Turner Valley South Crossfield gas pool deals with the total proven reserves related to the 4-13-19-2 W5M gas discovery well and the probable reserves related to the deepening of the offset 11-12-19-2 W5M well. The currently suspended 11-12 well is at a total depth approximately 1,000 feet above the target Crossfield gas reservoir and as this well is logged, the structure at this located is confirmed. The reserves attributed to the Tuner Valley South Crossfield gas pool in this report relate only to 2,281 acres (3.5 sections), with a net average gas pay of 131.5 feet. The recoverable gas from 4-13 is predicated to only 26 years of production, and production after that time is not taken into account. These recoverable raw gas reserves are calculated at 126.885 billion cubic feet (BCF), which translates into sales gas (marketable of 82.476 BCF after the removal of sulphur and various byproducts. Recovery factor is 75%.

Curlew Lake is presently receiving royalty income form the 2-21 well noted above, as well as the 6-8-22-3 W5M well; and expects to receive royalties from the 4-13 well this year. As the initial income from these wells is not large, the Company cannot justify having outside evaluations in accordance with National Instrument 51-101 carried out on corporate interests at this time. In view of this the Company will not publish reserve numbers, and due to the many conditions outside the control of the Company any documentation of timelines and expectation of income and costs would not be prudent. However, it is the opinion of management that great potential exists in the Turner Valley and other operating areas.

DEPLETION, DEPRECIATION AND AMORTIZATION

	2004	2003	2002
Amortization	2,689	3,335	3,396
Depletion	16,645	0	0

DD&A for the year ending January 31, 2004 increased in total from the comparable period in 2003.

ADMINISTRATION EXPENSE

	2004	2003	2002
Total Administration	153,554	164,086	197,467

Administration expense for year ending January 31, 2004 decreased from the comparable periods in 2003 due to a decrease in consulting, travel, entertainment and communication costs. New production online in 2003 helped shape the Company Expense to Revenue ratio, which points to positive progress in developing shareholder value.

STOCK-BASED COMPENSATION

	2004	2003	2002
Stock-based compensation	72,451	-	-

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V"). Effective February 1, 2003, the Company adopted the new CICZ Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", of accounting for options and other stock-based compensation payments. This section also requires the adoption of the fair value method and encourages earlier adoption of this requirement. Accordingly, the Company has adopted, on a prospective basis, the fair value method of accounting for all options and other stock-based compensation payments issued during fiscal 2004.

INTEREST & BANK EXPENSE

	2004	2003	2002
Interest and bank charges	18,223	17,248	22,675

Interest expense for year ended January 31, 2004 increased slightly from the comparable prior year due to slightly higher debt servicing through parts of 2003.

COMMITMENTS

This year Curlew Lake Resources will continue development activities on its oil and natural gas properties, and commence exploration of its recently acquired mineral properties. Management feels these programs have the potential to create a positive impact on corporate value.

Exploration on the **Lytton Mineral Property** commenced in May 2004. The initial claim group was doubled to 8 units (about 400 acres) to cover an area of interesting mineralization with potential for commercial gold and silver values. This property is readily accessible by 3 kilometers of good road to the Trans Canada Highway about 10 kilometers east of Lytton, BC.

The **Clear Creek Mineral Property** exploration in the Yukon is expected to commence in June 2004. The claim group consists of 12 units (about 624 acres) covering an area where geochemical surveys and placer mining have shown good values in gold and silver. The property is readily accessible via a good road connecting to the Klondike Highway some 80 kilometers southeast of Dawson City.

Preliminary exploration on both mineral properties will consist of prospecting, geochemistry and trenching; followed by diamond drilling of any targets developed. Funds are available for the initial work, however new capital will be required for any diamond drilling programs.

In the **Turner Valley** area of Alberta the Company is working with partners to establish positive developments on existing projects. The Company has agreed to participate in a new well program, with pre-licensing work to begin in mid 2004. The proposed well is projected to cost about $8 million, with Curlew Lake's share 2.1875 percent. In the Turner Valley South Project the Company expects its operating partner will make progress this year in its pipeline application, in order to bring one existing well and one new well to production. The Company is not required to share the costs of this program. The Company believes long awaited and continuous cash flow from oil and gas operations in the Turner Valley area of Alberta will increase this year and have a good impact on shareholder value. Initially this will consist of pre-payout royalties, converting after payout to larger working interests.

Prices for oil and gas are in the upper end of their trading ranges and there are sound reasons to expect prices to remain high for some years. Conventional oil and gas production have been in decline in North America, with many companies electing to seek reserve growth through mergers and acquisitions, rather than take the risks associated with exploration in increasingly more remote and sensitive areas. Management of Curlew Lake has opted to concentrate the Company's limited resources on exploration, and subsequent development and production of discoveries. High initial production from new discoveries can quickly recover exploration investment, including dry holes, provided the targets are large enough. Due to the inherent risks associated with this activity, we have hedged by taking small positions in a number of projects.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

AUDITORS' REPORT

To the Shareholders of
Curlew Lake Resources Inc.

We have audited the consolidated balance sheets of Curlew Lake Resources Inc. as at January 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

June 1, 2004

CURLEW LAKE RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT JANUARY 31

	2004	2003
ASSETS		
Current		
Cash	$ 2,004	$ 63,338
Marketable securities (Note 3)	23,625	23,625
Receivables	16,838	1,657
	42,467	88,620
Long-term investment (Note 3)	-	1
Equipment (Note 4)	10,758	12,991
Oil and gas properties (Note 5)	1,626,865	1,813,658
Mineral properties (Note 6)	3,000	-
	$ 1,683,090	$ 1,915,270
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 40,935	$ 220,093
Due to related party (Note 7)	215,289	212,932
	256,224	433,025
Shareholders' equity		
Capital stock (Note 8)	11,322,753	11,222,753
Contributed surplus (Note 8)	72,451	-
Deficit	(9,968,338)	(9,740,508)
	1,426,866	1,482,245
	$ 1,683,090	$ 1,915,270

Nature and continuance of operations (Note 1)
Subsequent event (Note 14)

On behalf of the Board:

"ROBERT B. PINCOMBE" Director "DAVID D. MCKEE" Director

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED JANUARY 31

	2004	2003
INCOME		
Petroleum and natural gas sales, net	$ 35,734	$ 3,550
EXPENSES		
Amortization	2,689	3,335
Depletion	16,645	-
Interest and bank charges	18,223	17,248
Management fees	60,000	60,000
Office and miscellaneous	11,970	12,111
Professional fees	14,767	24,848
Regulatory and transfer agent fees	16,085	14,697
Rent	13,883	13,743
Stock-based compensation (Note 8)	72,451	-
Telephone	7,335	8,395
Travel and promotion	5,514	6,292
Wages and benefits	24,000	24,000
	263,562	184,669
Loss before other items	(227,828)	(181,119)
OTHER ITEMS		
Write-off of long-term investment (Note 3)	(1)	(1)
Write-down of oil and gas properties (Note 5)	(1)	(777,737)
	(2)	(777,738)
Loss for the year	(227,830)	(958,857)
Deficit, beginning of year	(9,740,508)	(8,781,651)
Deficit, end of year	$ (9,968,338)	$ (9,740,508)
Basic and diluted loss per common share	$ (0.01)	$ (0.03)
Weighted average number of common shares outstanding	36,913,773	34,694,074

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED JANUARY 31

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (227,830)	$ (958,857)
Items not affecting cash:		
Amortization	2,689	3,335
Depletion	16,645	-
Stock-based compensation	72,451	-
Write-down of oil and gas properties	1	777,737
Write-off of long-term investment	1	1
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(15,181)	832
Increase (decrease) in accounts payable and accrued liabilities	(27,753)	49,578
Net cash used in operating activities	(178,977)	(127,374)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued	100,000	281,500
Repayment of loan payable	-	(15,000)
Proceeds from (repayment to) related party	2,357	(22,144)
Net cash provided by financing activities	102,357	244,356
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment	(456)	(5,045)
Recovery (acquisition) of oil and gas properties	18,742	(64,731)
Acquisition of mineral properties	(3,000)	-
Net cash provided by (used in) investing activities	15,286	(69,776)
Change in cash during the year	(61,334)	47,206
Cash, beginning of year	63,338	16,132
Cash, end of year	$ 2,004	$ 63,338

	2004	2003
Cash paid during the year for:		
Interest expense	$ 17,594	$ 17,248
Income taxes	-	-

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its operations include the acquisition, exploration and development of and the production from oil and gas properties in Alberta, Canada and the United States.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future.

	2004	2003
Deficit	$ (9,968,338)	$ (9,740,508)
Working capital (deficiency)	1,532	(131,473)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Greypower Resources Ltd. ("Greypower"), a company incorporated in the province of Alberta, and Curlew Resource Corporation, a Nevada corporation. All significant inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Marketable securities

Marketable securities are recorded at the lower of cost or market on an aggregate basis.

Long-term investments

The Company records investments in which it does not have significant influence at cost and adjusts to net realizable value if there is a decline in value that is other than temporary.

Equipment

Equipment is recorded at cost and amortized over their estimated useful life using the declining balance method at rates of 20% and 30% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Resource properties

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method, all costs of exploration and development for petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, carrying charges on non-productive properties, costs of drilling both productive and non-productive wells and overhead charges directly related to exploration activities.

Such costs, together with costs of production equipment and related facilities, are amortized using the unit of production method based on estimated gross proven reserves in each country, as determined by independent consulting engineers. Natural gas reserves and production are converted into equivalent barrels of oil based upon the relative energy content.

The capitalized costs less accumulated depletion and amortization in each centre are limited to an amount equal to the aggregate future net revenues from proven reserves (based on prices and costs at the balance sheet date) plus the costs (net of impairments) of unproven properties.

The aggregate net book value for all cost centres, less future income taxes, is further limited to an amount equal to the aggregate future net revenues from proven reserves (based on prices and costs at the balance sheet date) plus the costs (net of impairments) of unproven properties, less estimated future financing costs, general and administrative expenses and income taxes.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized unless such a sale significantly alters the rate of depletion and amortization by 20% or more.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Resource properties (cont'd...)

Depletion and amortization

Total capitalized costs plus a provision for future development costs, are depleted and amortized, on a country-by-country cost centre basis, using the unit-of-production method based upon estimated gross proved reserves as determined by independent and Company engineers with gas (oil) converted to oil (gas) on a relative energy equivalent basis. Costs of unproved properties excluded from the depletion calculation are evaluated periodically for impairment.

Ceiling test

In applying the full cost method, the Company will perform a ceiling test in the future which restricts the capitalized costs including a provision for future development costs less accumulated depletion and amortization, deferred future income taxes and accumulated provision for future removal and site restoration costs from exceeding an amount equal to the estimated undiscounted future net revenues from proved reserves based on year end prices and costs, and after deducting estimated future removal and site restoration costs, general and administrative expenses, financing costs and income taxes, plus the lower of cost or fair market value of unproved properties.

Capitalized costs to acquire significant proved reserves are excluded from the ceiling test for a period of 24 months following acquisition, provided any excess of costs over future net revenues is not considered to represent a permanent impairment of the ultimate recoverable amount.

Future removal and site restoration

Estimated future removal and site restoration costs are provided for on the unit-of-production method. These costs are based on year end engineering estimates of the anticipated costs of site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and amortization.

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these accounts reflect only the Company's proportionate interest in these activities.

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that stock options granted to employees and non-employees be accounted for at fair value. This section also permits, and the Company adopted, the use of the intrinsic value-based method for valuing stock options granted to employees. Under this method, compensation cost for options granted to employees is recognized only when the market price exceeds the exercise price at date of grant. However, pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted is required.

During the current year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. INVESTMENTS

Marketable securities

Marketable securities consists of shares in publicly traded companies with a market value at January 31, 2004 of $24,500 (2003 - $23,800).

Long term investments

During the year ended January 31, 2004, the Company wrote-off the remaining carrying value of the investment in Coral Sea Petroleum.

4. EQUIPMENT

	2004			2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 41,983	$ 36,745	$ 5,238	$ 41,983	$ 35,435	$ 6,548
Office equipment	50,654	45,134	5,520	50,197	43,754	6,443
	$ 92,637	$ 81,879	$ 10,758	$ 92,180	$ 79,189	$ 12,991

5. OIL AND GAS PROPERTIES

	2004	2003
Turner Valley Oil Project	$ 3,445,623	$ 3,422,638
EKHO Project	1	1
Forum Prospect	1	1
Camp Colorado Prospect	-	1
	3,445,625	3,422,641
Less: Recoveries and drilling advances received	(420,560)	(227,428)
Accumulated depletion and amortization	(1,398,200)	(1,381,555)
	$ 1,626,865	$ 1,813,658

Turner Valley Oil Project - Calgary, Alberta

The Company holds various interests in certain petroleum and natural gas leases. During the 2002 fiscal year, the Company signed farm out agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interests. During the 2003 fiscal year, in accordance with the farmout agreements, the Company received 17,500 common shares of Impact Energy Inc. ("Impact") with a value of $23,625. This amount has been recorded as a recovery against the capitalized costs of project.

The Company holds various interests, averaging about 4.375%, in certain petroleum and natural gas leases. The Company is in a non-operator position on all leases in this area. Pre-payout royalty income is now being received from two of three Company interest producing wells.

During the year ended January 31, 2002, the Company signed a letter agreement with an investor, who made drilling advances under the farmout agreements to earn a 1.575% interest in the Whisky Creek 6-8-22-3W5 well. Pursuant to the agreement, the Company will earn 15% of any revenues on the specific well until the investor recovers his investment, and thereafter the Company will earn 50% of revenues on the specific well. To date, the investor has recovered $13,288. As at January 31, 2004, drilling advances totalled $151,057 (2003 - $109,330).

During the current year, the Company recovered amounts totalling $151,405 (2003 - $94,473) through the forgiveness of accounts payable.

5. OIL AND GAS PROPERTIES (cont'd...)

EKHO Project, California, USA

In 1999, the Company entered into a Participation Agreement and a Joint Operating Agreement with Tri-Valley Oil and Gas ("TVOG") concerning TVOG's EKHO Project located in the San Joaquin Valley, Kern County, California, USA. The Company holds a 4.38% working interest in the project. During the 2003 year end, the operator had difficulty in funding the project and management decided to write-down its investment by $777,737 to a nominal value.

Forum Prospect - Los Angeles County, California

The Company currently holds a 5.5% interest in certain petroleum and natural gas rights.

Camp Colorado Prospect, Coleman County, Texas

The Company held a 5% working interest in certain oil and gas leases. In fiscal 2002, management decided to write-down its investment to a nominal value. During the current year, the company wrote-off its interest in the property.

6. MINERAL PROPERTIES

		2004		2003
Aaron Property	$	1,000	$	-
Typhoon Claims		2,000		-
	$	3,000	$	-

Aaron Property, Mount Lytton, British Columbia

On January 20, 2004, the Company entered into an option agreement to acquire a 100% interest in various mineral claims located in British Columbia, subject to a 10% net proceeds of production royalty. To earn its 100% interest, cash payments and share issuances are required as detailed below:

	Cash Payments
On signing	$ 1,000 (paid)
On or before December 31, 2004	$ 5,000

Issue of 200,000 common shares of the Company on or before December 31, 2004, subject to results of exploration work, and to regulatory approvals.

6. MINERAL PROPERTIES (cont'd...)

Typhoon Claims, Clear Creek District, Yukon Territories

On December 3, 2003, the Company entered into an option agreement to acquire a 100% interest in various mineral claims located in the Clear Creek District of the Yukon, subject to a 10% net proceeds of production royalty. To earn its 100% interest, cash payments and share issuances are required as detailed below:

	Cash Payments
On signing	$ 2,000 (paid)
On or before December 31, 2004	$ 5,000
On or before December 31, 2005	$ 10,000

Issue 200,000 common shares of the Company on or before December 31, 2004, subject to results of exploration work, and to regulatory approvals.

7. DUE TO RELATED PARTY

Amounts due to related party are due to a director, bear interest at the Bank of Nova Scotia prime rate plus 2% per annum, are unsecured with no specific terms of repayment. However, the Company has received assurance from the related party that the loan will not be called within the next twelve months.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
As at January 31, 2002	33,214,526	$ 10,941,253	$ -
Private placements	2,315,000	181,500	-
Exercise of warrants	1,000,000	100,000	-
As at January 31, 2003	36,529,526	11,222,753	-
Exercise of warrants	1,000,000	100,000	-
Stock-based compensation	-	-	72,451
As at January 31, 2004	37,529,526	$ 11,322,753	$ 72,451

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock options (cont'd...)

Stock option transactions for the respective years and the number of share options outstanding are summarized as follows:

	Number of Shares		Weighted Average Exercise Price
Balance, January 31, 2002	2,450,000	$	0.20
Options granted	-		-
Options cancelled/expired	(2,450,000)		0.20
Options exercised	-		-
Balance, January 31, 2003	-		-
Options granted	1,600,000		0.10
Options cancelled/expired	-		-
Options exercised	-		-
Balance, January 31, 2004	1,600,000	$	0.10

Stock options outstanding at January 31, 2004 are as follows:

	Number of Shares	Exercise Price	Expiry Date
Options	1,600,000	$ 0.10	February 2, 2008

Stock-based compensation

On February 3, 2003, the Company granted 1,600,000 stock options to employees, directors and officers. The estimated fair value of these options using the Black-Scholes option pricing model was $72,451. This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The weighted average fair value of stock options granted during the year ended January 31, 2004 was $0.05 per share.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the period:

Risk-free interest rate	4.18%
Expected life of options	5.0 years
Annualized volatility	112%
Dividend rate	0.00%

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Warrants

The following warrants to acquire common shares were outstanding at January 31, 2004:

Number of Shares	Exercise Price	Expiry Date
315,000	$ 0.10	April 17, 2004 (subsequently expired)
1,000,000	0.10	April 25, 2004 (subsequently expired)

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transaction for the year ended January 31, 2004 was creditors forgiving accounts payable in the amount of $151,405 which has been applied against the capitalized cost of the Turner Valley Oil Project (Note 5).

Significant non-cash transactions for the year ended January 31, 2003:

a) The Company receiving 17,500 common shares of Impact with a value of $23,625 (Note 5).

b) The Company had a forgiveness of accounts payable in the amount of $94,473 which has been applied against the capitalized cost of the Turner Valley Oil Project (Note 5).

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes are as follows:

		2004		2003
Loss for the year	$	(227,830)	$	(958,857)
Expected income tax recovery	$	85,664	$	379,707
Non deductible expenses and adjustment for income tax		(7,270)		(1,321)
Stock-based compensation not deductible for income tax purposes		(27,242)		-
Write-down of oil and gas properties		-		(307,984)
Unrecognized benefits of non-capital losses		(51,152)		(70,402)
Income tax recovery	$	-	$	-

10. INCOME TAXES (cont'd...)

The Company's future tax assets are as follows:

	2004	2003
Future income tax assets:		
Non-capital loss carryforwards	$ 476,782	$ 520,049
Resource properties	604,672	527,301
Equipment	29,508	28,429
	1,110,962	1,075,779
Less: Valuation allowance	(1,110,962)	(1,075,779)
	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $1,340,000. These losses, if not utilized, will expire commencing in 2005. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

11. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $60,000 (2003 - $60,000) to a company controlled by a director.

b) Paid or accrued interest expense of $17,594 (2003 - $14,049) to a company controlled by a director on amounts due to a related party.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. SEGMENTED INFORMATION

The Company operates in one business segment being the exploration and development of resource properties. Geographic information is as follows:

	2004	2003
Identifiable assets		
Canada	$ 1,682,934	$ 1,914,861
USA	156	409
	$ 1,683,090	$ 1,915,270
Revenue		
Canada	$ 35,734	$ 3,550
USA	-	-
	$ 35,734	$ 3,550

13. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, receivables, accounts payable and accrued liabilities, and due to related party. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The fair value of the amounts due to related parties is not determinable as they have no repayment terms.

14. SUBSEQUENT EVENT

Subsequent to January 31, 2004, the Company granted 500,000 incentive stock options exercisable at $0.10 per share for a period of five years.

CORPORATE INFORMATION

HEAD OFFICE:

104, 20641 Logan Avenue
Langley, BC V3A 7R3
Tel: 604-534-4377
Fax: 604-534-4310
Email: curlew-lake@telus.net
Internet: http://www.curlew-lake.com

BOARD OF DIRECTORS:

Robert B. Pincombe – Langley, BC
David D. McKee – Mississauga, ON
Eric N. Ascroft – Kelowna, BC
Cameron G. Troyer – Calgary, AB

OFFICERS:

Robert B. Pincombe – President
Eric N. Ascroft – Vice President/Finance
David D. McKee – Chief Financial Officer
Shirley Dyer – Secretary

REGISTRAR & TRANSFER AGENT:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC V6C 3B9
Email: caregistryinfo.@computershare.com
Web: http://www.computershare.com

BANK:

Hong Kong Bank of Canada
#100-885 West Georgia Street
Vancouver, BC V6C 3Gl

AUDITORS:

Davidson & Company
#1270-609 Granville Street
Vancouver, BC V7Y 1G6

LEGAL:

David A. Schwartz
Suite #600
580 Hornby Street
Vancouver, BC V6C 3B6

Bennett Jones Verchere
#4500 – 855 2nd Street S.W.
Calgary, AB T2P 4K7

SHARES LISTING:

TSX Venture Exchange
Symbol - CWQ

SHARE CAPITALIZATION:

Authorized:
100,000,000 common shares

Issued and Outstanding:
37,529,526

S.E.C. No. 82-1978
Cusip No. 23129E107

CURLEW LAKE RESOURCES INC.

Printed in Canada

File No.: 82-1978

RECEIVED
2004 JUL -8 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED (Y)	(M)	(D)	DATE OF REPORT Y	M	D
CURLEW LAKE RESOURCES INC.	04	04	30	04	06	23

ISSUER ADDRESS: 104, 20641 LOGAN AVENUE				
CITY: LANGLEY	PROVINCE: BC	POSTAL CODE: V3A 7R3	ISSUER FAX NO.: 604-534-4310	ISSUER TELEPHONE NO.: 604-534-4377
CONTACT PERSON: SHIRLEY DYER		CONTACT'S POSITION: SECRETARY		CONTACT TELEPHONE NO.: 604-534-4377
CONTACT EMAIL ADDRESS: curlew-lake@telus.net		WEB SITE ADDRESS: www.curlew-lake.com		

CERTIFICATE

The three schedules required to complete this Report are attac[illegible]sure contained therein has been approved by the Board of Directors. A copy of this Repor[illegible] any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"ROBERT B. PINCOMBE"	ROBERT B. PI[illegible]	04	06	28
"DAVID D. MCKEE"	DAVID D. MCKEE	04	06	28

FIN51-901F Rev.2000/12/19

CURLEW LAKE RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2004

CURLEW LAKE RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30

	Q1 2004	Q1 2003
ASSETS		
Current		
Cash	$ 11,025	$ 22,559
Receivables	713	1,605
	11,738	24,164
Long-term investment (Note 3)	-	28,000
Equipment (Note 4)	10,758	12,991
Oil and gas properties (Note 5)	1,638,555	1,783,472
Mineral properties (Note 6)	3,000	-
	$ 1,664,051	$ 1,848,627
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 40,270	$ 186,046
Due to related party (Note 7)	216,669	212,932
	256,939	398,978
Shareholders' equity		
Capital stock (Note 8)	11,337,753	11,227,753
Contributed surplus (Note 8)	72,451	-
Deficit	(10,003,092)	(9,778,104)
	1,407,112	1,449,649
	$ 1,664,051	$ 1,848,627

Nature and continuance of operations (Note 1)
Subsequent event (Note 14)

On behalf of the Board:

"ROBERT B. PINCOMBE" Director "DAVID D. MCKEE" Director

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
PERIOD ENDED APRIL 30

	2004	2003
INCOME		
Petroleum and natural gas sales, net	$ 1,886	$ 1,865
EXPENSES		
Abandonment & Site	-	207
Interest and bank charges	6,615	3,660
Management fees	15,000	15,000
Office and miscellaneous	2,906	2,948
Professional fees	188	1,260
Regulatory and transfer agent fees	3,268	4,530
Rent	3,387	3,605
Stock-based compensation (Note 8)	-	-
Telephone	1,666	1,719
Travel and promotion	945	532
Wages and benefits	6,000	6,000
	39,975	39,461
Loss before other items	(38,089)	(37,596)
OTHER ITEMS		
Net cash from proceeds Marketable Securities	(3,335)	-
Loss for Q1	(34,754)	(37,596)
Deficit, beginning of period	(9,968,338)	(9,740,508)
Deficit, end of period	$(10,003,092)	$ (9,778,104)

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
PERIOD ENDED APRIL 30

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (34,754)	$ (37,596)
Changes in non-cash working capital items:		
Increase (Decrease) in receivables	16,125	53
Increase in long-term investments		(4,375)
Increase (Decrease) in accounts payable and accrued liabilities	(5,665)	(138,377)
Increase (Decrease) in drilling advances	-	139,516
Net cash used in operating activities	(24,294)	(40,779)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued	15,000	-
Proceeds (sale of) marketable securities	23,625	-
Proceeds from (repayment to) related party	6,380	-
Net cash provided by financing activities	45,005	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Recovery (acquisition) of oil and gas properties	(11,690)	-
Net cash provided by (used in) investing activities	(11,690)	-
Change in cash during period	9,021	(40,779)
Cash, beginning of period	2,004	63,338
Cash, end of period	$ 11,025	$ 22,559
Cash paid during Q1 for:		
Interest expense	$ 4,908	$ 3,446
Income taxes	-	-

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its operations include the acquisition, exploration and development of and the production from oil and gas properties in Alberta, Canada and the United States.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future.

	2004	2003
Deficit	$(10,003,092)	$ (9,740,508)
Working capital (deficiency)	(23,532)	(131,473)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Greypower Resources Ltd. ("Greypower"), a company incorporated in the province of Alberta, and Curlew Resource Corporation, a Nevada corporation. All significant inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Marketable securities

Marketable securities are recorded at the lower of cost or market on an aggregate basis.

Long-term investments

The Company records investments in which it does not have significant influence at cost and adjusts to net realizable value if there is a decline in value that is other than temporary.

Equipment

Equipment is recorded at cost and amortized over their estimated useful life using the declining balance method at rates of 20% and 30% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Resource properties

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method, all costs of exploration and development for petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, carrying charges on non-productive properties, costs of drilling both productive and non-productive wells and overhead charges directly related to exploration activities.

Such costs, together with costs of production equipment and related facilities, are amortized using the unit of production method based on estimated gross proven reserves in each country, as determined by independent consulting engineers. Natural gas reserves and production are converted into equivalent barrels of oil based upon the relative energy content.

The capitalized costs less accumulated depletion and amortization in each centre are limited to an amount equal to the aggregate future net revenues from proven reserves (based on prices and costs at the balance sheet date) plus the costs (net of impairments) of unproven properties.

The aggregate net book value for all cost centres, less future income taxes, is further limited to an amount equal to the aggregate future net revenues from proven reserves (based on prices and costs at the balance sheet date) plus the costs (net of impairments) of unproven properties, less estimated future financing costs, general and administrative expenses and income taxes.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized unless such a sale significantly alters the rate of depletion and amortization by 20% or more.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Resource properties (cont'd...)

Depletion and amortization

Total capitalized costs plus a provision for future development costs, are depleted and amortized, on a country-by-country cost centre basis, using the unit-of-production method based upon estimated gross proved reserves as determined by independent and Company engineers with gas (oil) converted to oil (gas) on a relative energy equivalent basis. Costs of unproved properties excluded from the depletion calculation are evaluated periodically for impairment.

Ceiling test

In applying the full cost method, the Company will perform a ceiling test in the future which restricts the capitalized costs including a provision for future development costs less accumulated depletion and amortization, deferred future income taxes and accumulated provision for future removal and site restoration costs from exceeding an amount equal to the estimated undiscounted future net revenues from proved reserves based on year end prices and costs, and after deducting estimated future removal and site restoration costs, general and administrative expenses, financing costs and income taxes, plus the lower of cost or fair market value of unproved properties.

Capitalized costs to acquire significant proved reserves are excluded from the ceiling test for a period of 24 months following acquisition, provided any excess of costs over future net revenues is not considered to represent a permanent impairment of the ultimate recoverable amount.

Future removal and site restoration

Estimated future removal and site restoration costs are provided for on the unit-of-production method. These costs are based on year end engineering estimates of the anticipated costs of site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and amortization.

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these accounts reflect only the Company's proportionate interest in these activities.

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that stock options granted to employees and non-employees be accounted for at fair value. This section also permits, and the Company adopted, the use of the intrinsic value-based method for valuing stock options granted to employees. Under this method, compensation cost for options granted to employees is recognized only when the market price exceeds the exercise price at date of grant. However, pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted is required.

During the current year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. INVESTMENTS

Marketable securities

Marketable securities consists of shares in publicly traded companies with a market value at January 31, 2004 of $24,500 (2003 - $23,800). These marketable securities were sold in the period and the net proceeds were $23,676.

Long term investments

NIL

4. EQUIPMENT

	2004			2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 41,983	$ 36,745	$ 5,238	$ 41,983	$ 35,435	$ 6,548
Office equipment	50,654	45,134	5,520	50,197	43,754	6,443
	$ 92,637	$ 81,879	$ 10,758	$ 92,180	$ 79,189	$ 12,991

5. OIL AND GAS PROPERTIES

	2004	2003
Turner Valley Oil Project	$ 3,457,313	$ 3,169,399
EKHO Project	1	1
Forum Prospect	1	1
Camp Colorado Prospect	-	1
	3,457,315	3,169,402
Less: Recoveries and drilling advances received	(420,560)	(4,375)
Accumulated depletion and amortization	(1,398,200)	(1,381,555)
	$ 1,638,555	$ 1,783,472

Turner Valley Oil Project - Calgary, Alberta

The Company holds various interests in certain petroleum and natural gas leases. During the 2002 fiscal year, the Company signed farm out agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interests. During the 2003 fiscal year, in accordance with the farmout agreements, the Company received 17,500 common shares of Impact Energy Inc. ("Impact") with a value of $23,625. This amount has been recorded as a recovery against the capitalized costs of project.

The Company holds various interests, averaging about 4.375%, in certain petroleum and natural gas leases. The Company is in a non-operator position on all leases in this area. Pre-payout royalty income is now being received from two of three Company interest producing wells.

During the year ended January 31, 2002, the Company signed a letter agreement with an investor, who made drilling advances under the farmout agreements to earn a 1.575% interest in the Whisky Creek 6-8-22-3W5 well. Pursuant to the agreement, the Company will earn 15% of any revenues on the specific well until the investor recovers his investment, and thereafter the Company will earn 50% of revenues on the specific well. To date, the investor has recovered $28,094. As at April 30, 2004, drilling advances totalled $136,251 (2003 - $109,330).

5. OIL AND GAS PROPERTIES (cont'd…)

EKHO Project, California, USA

In 1999, the Company entered into a Participation Agreement and a Joint Operating Agreement with Tri-Valley Oil and Gas ("TVOG") concerning TVOG's EKHO Project located in the San Joaquin Valley, Kern County, California, USA. The Company held a 4.38% working interest in the project. During the 2003, the Company and the operator TVOG, had difficulty funding the project and management decided to write-down its investment by $777,737 to a nominal value. A new agreement was signed effective May 1, 2004 for restructuring of participation in the project, whereby the Company converted its working interest to a .33 of one percent Overriding Royalty interest in any production from EHKO NO 1 well and the surrounding 320 acres.

Forum Prospect - Los Angeles County, California

The Company currently holds a 5.5% interest in certain petroleum and natural gas rights.

6. MINERAL PROPERTIES

	2004	2003
Aaron Property	$ 1,000	$ -
Typhoon Claims	2,000	-
	$ 3,000	$ -

Aaron Property, Mount Lytton, British Columbia

On January 20, 2004, the Company entered into an option agreement to acquire a 100% interest in various mineral claims located in British Columbia, subject to a 10% net proceeds of production royalty. To earn its 100% interest, cash payments and share issuances are required as detailed below:

	Cash Payments
On signing	$ 1,000 (paid)
On or before December 31, 2004	$ 5,000

Issue of 200,000 common shares of the Company on or before December 31, 2004, subject to results of exploration work, and to regulatory approvals.

6. **MINERAL PROPERTIES** (cont'd...)

Typhoon Claims, Clear Creek District, Yukon Territories

On December 3, 2003, the Company entered into an option agreement to acquire a 100% interest in various mineral claims located in the Clear Creek District of the Yukon, subject to a 10% net proceeds of production royalty. To earn its 100% interest, cash payments and share issuances are required as detailed below:

	Cash Payments
On signing	$ 2,000 (paid)
On or before December 31, 2004	$ 5,000
On or before December 31, 2005	$ 10,000

Issue 200,000 common shares of the Company on or before December 31, 2004, subject to results of exploration work, and to regulatory approvals.

7. **DUE TO RELATED PARTY**

Amounts due to related party are due to a director, bear interest at the Bank of Nova Scotia prime rate plus 2% per annum, are unsecured with no specific terms of repayment. However, the Company has received assurance from the related party that the loan will not be called within the next twelve months.

8. **CAPITAL STOCK AND CONTRIBUTED SURPLUS**

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
As at January 31, 2003	36,529,526	$ 11,222,753	$ -
Exercise of warrants	1,000,000	100,000	-
As at January 31, 2004	37,529,526	11,322,753	-
Exercise of warrants	150,000	15,000	-
Stock-based compensation	-	-	72,451
As at April 30, 2004	37,679,526	$ 11,337,753	$ 72,451

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock options (cont'd...)

Stock option transactions for the respective years and the number of share options outstanding are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, January 31, 2004	-	-
Options granted	1,600,000	0.10
Balance, April 30, 2004	1,600,000	0.10

Stock options outstanding at April 30, 2004 are as follows:

	Number of Shares	Exercise Price	Expiry Date
Options	1,600,000	$ 0.10	February 2, 2008

Stock-based compensation

On February 3, 2003, the Company granted 1,600,000 stock options to employees, directors and officers. The estimated fair value of these options using the Black-Scholes option pricing model was $72,451. This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The weighted average fair value of stock options granted during the year ended January 31, 2004 was $0.05 per share.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the period:

Risk-free interest rate	4.18%
Expected life of options	5.0 years
Annualized volatility	112%
Dividend rate	0.00%

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Warrants

Outstanding warrants at April 30, 2004: Nil

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transaction for the year ended January 31, 2004 was creditors forgiving accounts payable in the amount of $151,405 which has been applied against the capitalized cost of the Turner Valley Oil Project (Note 5).

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes are as follows:

	2004	2003
Loss for the year	$ (227,830)	$ (958,857)
Expected income tax recovery	$ 85,664	$ 379,707
Non deductible expenses and adjustment for income tax	(7,270)	(1,321)
Stock-based compensation not deductible for income tax purposes	(27,242)	-
Write-down of oil and gas properties	-	(307,984)
Unrecognized benefits of non-capital losses	(51,152)	(70,402)
Income tax recovery	$ -	$ -

10. INCOME TAXES (cont'd…)

The Company's future tax assets are as follows:

	2004	2003
Future income tax assets:		
Non-capital loss carryforwards	$ 476,782	$ 520,049
Resource properties	604,672	527,301
Equipment	29,508	28,429
	1,110,962	1,075,779
Less: Valuation allowance	(1,110,962)	(1,075,779)
	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $1,340,000. These losses, if not utilized, will expire commencing in 2005. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

11. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $15,000 (2003 - $15,000) to a company controlled by a director.

b) Paid or accrued interest expense of $4,908 (2003 - $3,446) to a company controlled by a director on amounts due to a related party.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, receivables, accounts payable and accrued liabilities, and due to related party. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The fair value of the amounts due to related parties is not determinable as they have no repayment terms.

13. SUBSEQUENT EVENT

On May 26, 2004, the Company granted 500,000 stock options to an officer of the company. The estimated fair value of these options using the Black-Scholes option pricing model was $5,660. This amount will be reflected in the Q2 statements as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

File No.: 82-1978

CURLEW LAKE RESOURCES INC.
104, 20641 Logan Ave.
Langley, BC V3A 7R3
(604) 534-4377 (Telephone)
(604) 534-4310 (Facsimile)
(the "Company")

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2004 Annual and Extraordinary General Meeting of the shareholders ("Registered Shareholders") of the Company will be held at Computershare Trust Company of Canada, 3rd Fl 510 Burrard St. Vancouver, B.C. V6C 3B9, on the 23rd day of July, 2004 at the hour of 2:00 o'clock in the afternoon for the following purposes:

1. To receive and consider the Report of Directors;
2. To receive and consider the financial statements of the Company for the fiscal year ended January 31, 2004 together with the report of the Auditors thereon;
3. To fix the number of Directors at four;
4. To elect Directors to hold office until the next annual general meeting of the Company;
5. To appoint Auditors and to authorize the Directors to fix their remuneration;
6. To consider and, if thought fit, to authorize the Board of Directors to establish and administer at their discretion, a stock option plan in accordance with TSX Policy 4.4 as described more fully in the Information Circular;
7. To transact such further or other business as may properly come before the meeting or at any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended January 31, 2004. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Computershare Trust Company of Canada within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed Instrument of Proxy must be deposited at the office of Computershare Trust Company of Canada at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, BC, the 9th day of June, 2004

ON BEHALF OF THE BOARD

"Robert B. Pincombe", *President*

File No.: 82-1978

CURLEW LAKE RESOURCES INC.
104, 20641 Logan Ave.
Langley, BC V3A 7R3
(604) 534-4377 (Telephone)
(604) 534-4310 (Facsimile)
(the "Company")

INFORMATION CIRCULAR

(for the Annual and Extraordinary General Meeting to be held on July 23, 2004)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual and Extraordinary General Meeting (the "Meeting") of the Shareholders ("Registered Shareholders") of the Company to be held at Computershare Trust Company of Canada 3rd Fl. 510 Burrard St. Vancouver, B.C. V6C 3B9, on the 23rd day of July, 2004, at the hour of 2:00 o'clock in the afternoon.

The solicitation will be by mail. Proxies may also be solicited personally by regular employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the Registered Shareholder's proxyholder. The person(s) whose name(s) are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Registered Shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a Registered Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

When so authorized by the Registered Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department 100 University Avenue 9th Floor, Toronto, ON M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies deposited subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with** Computershare Trust Company of Canada as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only Registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended January 31, 2004 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Registered Shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the shareholders with this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS

As at the date hereof, the Company has issued and outstanding 37,679,526 fully paid and non-assessable Common shares, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

The quorum for a meeting of Registered Shareholders is one member present in person or proxy.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares, as at the date hereof.

ELECTION OF DIRECTORS

The Company's directors recommend that an ordinary resolution be passed approving the number of directors to be fixed at four. The persons named in the enclosed Instrument of Proxy intend to vote for the election of a Board of Directors comprised of four persons.

The persons named below are the nominees of management for election as directors. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the *Business Corporations Act* (British Columbia). It is the intention of the persons named as proxy holders in the enclosed form of proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the meeting; all positions and offices in the Company presently held by him; his principal occupation at present and during the preceding five years; the period(s) during which he has served as a director; and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name, Place of Residence and Position with Company	Present and Principal Occupation during the last five years	Date of Appointment as Director	Common Shares Beneficially Owned
Robert B. Pincombe Langley, BC President/Director	Self-employed investor	Jan. 15, 1987	1,464,900
David D. McKee Mississauga, ON Director – CFO	Self-employed investor	March 15, 2004	500,000
Cameron G. Troyer Calgary, AB Director	Self-employed investor	Jan. 9, 1995	170,316
Eric N. Ascroft Kelowna, BC Director/VP	Self-employed investor	July 17,1998	130,000

The members of audit committee are Robert B. Pincombe, David D. McKee and Cameron G. Troyer.

The information as to shares beneficially owned, not necessarily being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the register of shareholders maintained by the Company's transfer agent.

EXECUTIVE COMPENSATION

Compensation Tables

Robert Pincombe has acted as the Company's President for the financial year ending January 31, 2004 (the "Named Executive Officer").

The Company does not have any executive officers as defined under British Columbia securities laws whose total salary and bonus for the last completed financial year exceeded Canadian $100,000.

Name and Principal Position (a)	Fiscal Year (b)	Annual Compensation			Long Term Compensation Awards
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Option Granted (#) (f)
Robert B. Pincombe President	2004	60,000	0	NIL	800,000

The following table sets out all options granted to the Named Executive Officer as at January 31, 2004.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the-Money Options at FY-End ($) Exercisable/ Unexercisable (e)
Robert B. Pincombe President	NIL	NIL	800,000	$NIL

Summary of Compensation

The following table sets forth a summary of the annual and long term compensation for services paid during the fiscal years of the Company ended January 31, 2002, January 31, 2003 and January 31, 2004 to Robert B. Pincombe, being the only executive officer of the Company acting in the capacity of chief executive officer <u>or</u> being paid over $100,000 during the fiscal years ended January 31, 2002, January 31, 2003 and January 31, 2004 (the "Named Executive Officer").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts	
					Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Robert B. Pincombe President	2004 2003 2002	$60,000 $60,000 $60,000	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1) "SARS" or "Stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Long-term Incentive Plans

The Company has not had and does not currently have any long term incentive plans.

Stock Appreciation Rights ("SAR") and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Company to, or exercised by, the Named Executive Officer of the Company during the year ended January 31, 2004 or subsequent to that date except on February 3, 2003 a stock option for 800,000 shares exercisable at $0.10 exercisable until February 3, 2008. Furthermore, no stock appreciation rights have been exercised.

Stock Option and SAR Repricing

The Company did not make any downward repricing of stock options or stock appreciation rights during the fiscal year ended January 31, 2004, or subsequent to that date.

Pension and Retirement Plans and Payments made upon Termination of Employment

The Company does not have in place any pension or retirement plan. The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as an officer of the Company, in connection with or related to the retirement, termination or resignation of such person and the Company has provided no compensation to such persons as a result of a change of control of the Company, its subsidiaries or affiliates. The Company is not party to any compensation plan or arrangement with the Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person.

Employment Contracts

There is no employment contract between the Company and the Named Executive Officers and no compensatory plan or arrangement with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officer's employment with the Company from a change of control of the Company or a change in the Named Executive Officer's responsibilities following a change in control together with the amount involved.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, proposed nominees for election, or any associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had, since February 1, 2003 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company and to authorize the directors to fix their remuneration. Davidson & Company were first appointed auditors of the Company in 1991.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in the Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associated or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Establishment of a Stock Option Plan

The persons named in the enclosed Instrument of Proxy will vote to approve a resolution concerning the establishment of a stock option plan (the "Plan").

Management of the Company considers it desirable and in the best interests of the Company to establish the Plan for the granting of future stock options to directors, officers, employees and consultants.

Terms of the Plan

(a) General

(i) the option is non-assignable and non-transferable;
(ii) options can be exercisable for a maximum of five years from the date of grant for a Tier 2 Issuer;
(iii) no more than 5% of the issued shares of the Issuer may be granted to any one individual in any 12 month period;
(iv) no more than 2% of the issued shares of the Issuer may be granted to any one Consultant in any 12 month period;
(v) no more than an aggregate of 2% of the issued shares of the Issuer may be granted to an Employee conducting Investor Relations Activities, in any 12 month period;
(vi) the Optionee's heirs or administrators can exercise any portion of the outstanding option, for a period not exceeding one year from the Optionee's death;
(vii) disinterested Shareholder approval will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Issuer at the time of the proposed amendment; and
(viii) a provision requiring that, for stock options granted to Employees, Consultants or Management Company Employees, the Issuer represents that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

In addition to the general requirements above, the following restrictions apply to options granted by the Company as a Tier 2 Issuer:

(i) options granted to any Optionee who is a Director, Employee, Consultant or Management Company Employee must expire within 90 days after the Optionee ceases to be in at least one of those categories; and
(ii) options granted to an Optionee who is engaged in Investor Relations Activities must expire within 30 days after the Optionee ceases to be employed to provide Investor Relations Activities.

Stock Option Plans

Prior to granting incentive stock options, the Company must adopt a stock option plan in accordance with TSX policy 4.4. The Company must obtain Exchange Acceptance of the plan before it grants stock options under the Plan. After the Exchange accepts the Plan, the Company can grant stock options only under the Plan.
In determining a plan's acceptability, the Exchange will take into account such factors as:

(a) the number of shares reserved for issuance under the plan,
(b) the number of Directors and Employees of the Issuer,
(c) the average tenure of the eligible Optionees (long vs. short term),
(d) whether the Issuer has a long or short term development cycle, and
(e) any other factors the Exchange finds relevant.

The proposed stock option plan will be a "rolling" stock option plan reserving a maximum number of shares issuable under the plan of 10% of the issued shares from time to time. Any outstanding stock options previously granted on an individual basis are deemed to be included in the maximum number. There will be no vesting schedule.

Options that have been cancelled or that have expired without being exercised continue to be issuable under the plan under which they were approved.

A copy of the Plan will be available from the Company for review by shareholders.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an Ordinary Resolution, the text of which will be in substantially the form as follows:

"BE IT RESOLVED that the establishment of the Plan as set forth in the Information Circular be approved and that the Board of Directors of the Company be authorized in their absolute discretion to establish the Plan and administer the Plan in accordance with its terms and conditions. The maximum number of common shares of the Company reserved for issuance under the Plan shall be a rolling number plan up to a maximum of 10% of the Company's issued shares at the time of the stock option grant."

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

The Company is a reporting issuer in Alberta due to its listing on the TSX. The following is required by the Securities Rules (Alberta):

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia, this 9th day of June 2004.

BY ORDER OF THE BOARD
"Robert B. Pincombe" President